THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

July 28, 2009

Mr. Tom Kluck, Esq.
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

RE:	Montreal Services Company
Form S-1 Registration Statement
File No. 333-160128

Dear Mr. Kluck:

     In response to your letter of comments dated July 16, 2009, please be advised as follows:

General Comment

     1. Montreal Services Company is not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended (the “Act”) defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.”

     Montreal Services Company has a specific plan and purpose. Its business purpose is to place Canadian citizens in accounting positions with Canadian and U.S. corporations. Its specific plan is the same. In fact in Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to offerings by small businesses ... where a detailed plan of business is developed.... Likewise, startup companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.” If start-up companies were subject to Rule 419, all start-up businesses, would be considered blank check companies.

     Further, Montreal Services Company has not indicated in any manner whatsoever, that is plans to merge with an unidentified company or companies. Its plan, again, is to place Canadian citizens in accounting positions with Canadian and U.S. corporations.

     Accordingly, Montreal Services Company not a blank check corporation as defined in section 7(b)(3) of the Act and is not subject to the provisions or Rule 419 of the Act.

     Language summarizing the foregoing has been included in the Business section of the registration statement.

Mr. Tom Kluck, Esq.
Legal Branch Chief
Securities and Exchange Commission
RE:	Montreal Services Company
Form S-1 Registration Statement
File No. 333-160128
July 28, 2009
Page 2

Front Cover Page of Prospectus

     2. Disclosure has been provided that the offering will end 270 days from the date of the prospectus.  Reference to an extension period has been deleted on page 13.

Outside Back Cover Page of Prospectus

     3. The dealer delivery obligation has been included.

Summary of Offering

     4. A discussion of lack of operations and the auditor’s going concern have been provided.

Risk Factors

     5. A risk factor regarding the arbitrary determination of the offering price has been provided.

     6. No risk factor has been added. If the Company is retained to provide services to a U.S. corporation, it intends to include language in the agreement that Quebec law will apply to the agreement; that exclusive venue and jurisdiction of any action will be brought in Quebec; and, that the U.S. corporation will hold the Company safe and harmless from any and all actions initiated by any regulatory agency in the U.S. As a further note, the Company will not have a physical presence (office or agent in the U.S.). Physical presence will be limited to Quebec. See International Shoe Co. v. Washington 326 U.S. 310, 66 Sup.Ct. 154, 90 L.Ed. 95 (1945).

     7. The going concern risk factor has been revised as requested.

     8. Disclosure has been expanded to explain the type of personnel we intend to hire.

     9. The language was included in error. Copied from a previous registration statement. It has been deleted.

     10. The disclosure has been revised as requested.

Use of Proceeds

     11. The disclosure has been revised.

Mr. Tom Kluck, Esq.
Legal Branch Chief
Securities and Exchange Commission
RE:	Montreal Services Company
Form S-1 Registration Statement
File No. 333-160128
July 28, 2009
Page 3

     12. An explanation of the variances in working capital has been provided.

     13. The disclosure regarding management’s salary has been reconciled.

Dilution

     14. The disclosure regarding the 13.04% representing 750,000 shares has been provided.

Plano of Distribution

     15. Rules 10b-9 and 15c2-4 are both admonishments making it illegal to make certain misrepresentations. The Company is not making any misrepresentations. With respect to the return of funds, the funds will be returned, should the minimum not be reached, by returning the funds via Federal Express on the 271st day.

Right to Reject Subscriptions

     16. The disclosure requested has been provided.

Business

     17. Clarification of the status of the Company’s operations has been provided. The disclosure in this section has been reconciled to the plan of operation subsection.

     18. The registration statement has been revised to focus on the placement of accountants and reference to computer technology positions, marketing and other areas have been deleted throughout the registration statement.

     19. Disclosure relative to fees has been provided.

     20. The technical language has been deleted regarding the website.

     21. The competition section has been revised as requested.

     22. There are no regulations to comply with in Quebec. The Company will only be doing business in the Province of Quebec. They have no regulations relating to employment agencies.

Mr. Tom Kluck, Esq.
Legal Branch Chief
Securities and Exchange Commission
RE:	Montreal Services Company
Form S-1 Registration Statement
File No. 333-160128
July 28, 2009
Page 4

Management’s Discussion and Analysis of Financial Condition or Plan of Operation

     23. An overview has been provided.

     24. The amounts of funding have been reconciled.

     25. The language relating to 4 candidates in 30 days has been deleted.

     26. Disclosure of liabilities and expenses incurred to date have been included.

     27. Disclosure has been expanded to discuss the current cash flow position and ability to generate adequate amounts of cash.

Management

     28. The conflict section has been revised.

Principal Stockholders

     29. The table has been corrected.

     30. Language has been included to state that Mr. St-Pierre is the only promoter.

Description of Securities

     31. The language has been deleted.

Item 15

     32. The disclosure has been expanded as requested.

Financial Statements

     33. The disclosure has been expanded.

     34. Certain transactions has been revised.

Mr. Tom Kluck, Esq.
Legal Branch Chief
Securities and Exchange Commission
RE:	Montreal Services Company
Form S-1 Registration Statement
File No. 333-160128
July 28, 2009
Page 5

     35. Reference to Form 10-KSB has been deleted.

Item 16

     36. There is no subscription agreement with Mr. St-Pierre accordingly none is filed.

Exhibit 5.1

     37. Exhibit 5.1 has been revised as requested.

     38. Exhibit 5.1 has been revised as requested.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:jtl

cc: Montreal Services Company